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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A



                               AMENDMENT NO. 1 TO

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           JEVIC TRANSPORTATION, INC.
                           (NAME OF SUBJECT COMPANY)

                           JEVIC TRANSPORTATION, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   47719P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             HARRY J. MUHLSCHLEGEL
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                 600 CREEK ROAD
                           DELANCO, NEW JERSEY 08075
                                 (609) 461-7111
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                             BARRY M. ABELSON, ESQ.
                            ROBERT A. FRIEDEL, ESQ.
                              PEPPER HAMILTON LLP
                             3000 TWO LOGAN SQUARE
                             PHILADELPHIA, PA 19103
                                 (215) 981-4000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Jevic Transportation, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 600 Creek Road Delanco, New Jersey 08075. The classes of securities to which this Statement relates are the Company's Common Stock, no par value, and Class A Common Stock, no par value, (the "Company Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 9, 1999 (the "Schedule 14D-1") filed by Yellow Corporation, a Delaware corporation ("Parent"), and its wholly-owned subsidiary JPF Acquisition Corp., a New Jersey corporation (the "Purchaser" and, together with Parent, the "Bidder"), to purchase all of the outstanding Shares at a price of $14.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 9, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together with any amendments and supplements thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 6, 1999 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are P.O. Box 7563, 10990 Roe Avenue, Overland Park, Kansas 66211.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) NAME AND ADDRESS OF THE COMPANY. The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) MATERIAL CONTRACTS, ETC.

      (1) Between the Company and Its Executive Officers, Directors and
Affiliates

       General


     Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors or affiliates are described in an "Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder" (the "Information Statement") dated June 9, 1999, which is attached hereto as Annex II and incorporated herein by reference in its entirety.


       Stock Options

     On March 18, 1999, the Company granted 10,000 options to purchase shares of Company Common Stock at $6.25 per share, the fair market value on the date of grant, to each of Paul J. Karvois, Brian J. Fitzpatrick, Joseph A. Librizzi and Raymond M. Conlin under its 1997 Incentive Plan. The options vest with respect to 40% of the shares purchasable upon the exercise of the option on the second anniversary of the date of grant and will vest as to an additional 20% of the shares on each of the three succeeding anniversaries. The options expire ten years after the date of grant, subject to the earlier termination upon the occurrence of certain events.

       Employment Agreements

     The Company entered into employment agreements (the "Employment Agreements") dated June 4, 1999 with Paul J. Karvois, Brian J. Fitzpatrick, Joseph A. Librizzi and Raymond M. Conlin (each, an
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"Executive Officer"). Pursuant to such Employment Agreements, each Executive
Officer will continue his employment in his current position receiving base salary, a minimum target bonus, and other Company benefits. Parent is also a party to these Employment Agreements and has agreed to cause the Surviving Corporation to satisfy the Company's obligations thereunder after the date on which the Purchaser purchases Shares pursuant to the Offer (the "Purchase Date"). In addition, under the Employment Agreements, Parent agrees to grant to the Executive Officers as of the Purchase Date stock options to purchase Parent common stock (Mr. Karvois - 30,000 shares; Mr. Fitzpatrick - 20,000 shares; Mr. Librizzi - 20,000 shares; and Mr. Conlin - 20,000 shares) and to cause the Surviving Corporation to provide certain specified perquisites after the Purchase Date. With respect to calendar years after the Purchase Date, the Executive Officers will be entitled to participate in Parent's stock option plans on terms and conditions substantially similar to those generally applicable to executives of Parent and its subsidiaries. The Employment Agreements recognize the Company's obligation to pay benefits under certain Severance Agreements (as defined below) entered into between the Company and the Executive Officers (if the conditions set forth in such Severance Agreements are met), but vary the terms of the Severance Agreements effective as of the Purchase Date so that certain contemplated changes in an Executive Officer's responsibilities and benefits after the Purchase Date will not be considered "Good Reason" entitling the Executive Officer upon termination of employment to benefits under the applicable Severance Agreement. Copies of these Employment Agreements are filed herewith as Exhibits 2 through 5 respectively and are incorporated herein by reference.

       Severance Agreements

     The Company entered into Severance Agreements dated April 5, 1999 with each Executive Officer, which were amended and restated on June 4, 1999 (as amended and restated, the "Severance Agreements"). Under the Severance Agreements, on the Purchase Date, the Executive Officers will receive bonuses in an aggregate amount of $875,000 (Mr. Karvois - $315,000; Mr. Fitzpatrick - $280,000; Mr. Librizzi - $225,000; and Mr. Conlin - $55,000). The Severance Agreements provide certain additional benefits to each Executive Officer if, within two years after the Purchase Date, (i) he is terminated by the Company without cause or (ii) he resigns for good reason. In such circumstances, the Executive Officer will be entitled to receive a lump sum payment equal to two times the sum of (a) the Executive Officer's salary, at the greater of his salary immediately prior to the Purchase Date or on the date of termination, plus (b) the Executive Officer's bonus, at the greater of his target bonus for the year of his termination or the best actual bonus he received in the five previous years. As part of the amendment and restatement of the Severance Agreements, the Executive Officers agreed to forego the right to receive the additional benefits described above as a result of any resignation without good reason following six months after a change of control of the Company. Copies of these Severance Agreements are filed herewith as Exhibits 6 through 9 respectively and are incorporated herein by reference.

       Indemnification

     Section 14A:3-5 of the Corporation Law of the State of New Jersey ("NJCL") permits each New Jersey business corporation to indemnify a "corporate agent" against expenses and liability in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation (unless the corporate agent shall have been adjudged not liable to the corporation or shall have been adjudged liable, but in view of all the circumstances in the case, the court in which such proceeding was brought shall determine that such corporate agent is fairly and reasonably entitled to indemnity), if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification may only be made by the corporation as authorized in a specific case upon a determination (by the board of directors of the corporation, a committee thereof, independent legal counsel via a written opinion or by the shareholders (if the board so directs)) that indemnification is proper because the corporate agent has met the applicable standard of conduct. The NJCL defines a "corporate agent" as any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director,

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officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent. Article VII of the Company's by-laws provides that the Company shall indemnify any corporate agent to the full extent permitted by
Section 14A:3-5 of the NJCL. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in NJCL Section 14A:3-5(2) or (3), or in defense of any claim, issue or matter therein, he or she shall be indemnified by the Company against expenses in connection therewith. Such expenses may be paid by the Company in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

     Section 14A:3-5(9) permits, and Article VII of the Company's by-laws provides, that any corporate agent may be insured by insurance purchased and maintained by the Company against any expenses incurred in any proceeding and any liabilities asserted against him or her in his or her capacity as a corporate agent, whether or not the Company would have the power to indemnify him or her against any such liability. In this regard, the Company maintains a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

      (2) Between the Company and Parent, Their Executive Officers, Directors and Affiliates

       The Merger Agreement

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of certain conditions of the Offer set forth in the Merger Agreement (the "Offer Conditions"), the Purchaser will purchase all Shares validly tendered pursuant to the Offer at a price of $14.00 per Share, net to the seller in cash, without interest thereon. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser will not decrease the price per share of Class A Common Stock (the "Class A Common Shares") or Common Stock (the "Common Shares") or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, change the Offer Conditions, waive or reduce the condition that there be validly tendered and not withdrawn prior to the expiration date for the Offer that number of Shares which represents at least 51% of the outstanding Common Shares on a fully diluted basis (including Common Shares issuable upon conversion of Class A Common Shares) on the date of purchase (the "Minimum Condition"), impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of any Shares; provided, however, that if all the Offer Conditions are then satisfied or waived, the Parent, in order to permit the Merger to become effective without a meeting of the Company's shareholders (the "Shareholders") in accordance with Section 14A:10-5.1 of the NJCL, shall have the right (i) to extend the Offer for a period or periods aggregating up to ten business days from the then effective Expiration Date and (ii) thereafter to extend the Offer with the prior written consent of the Company; and provided, further, that if Parent elects to extend the Offer pursuant to clause (i) above, Parent and the Purchaser shall be deemed to have permanently and irrevocably waived all of the Offer Conditions (other than the Minimum Condition and the conditions set forth in clause (a) of the Offer Conditions); and provided, further, that the Purchaser may extend the Offer to the extent any Offer Conditions have not been satisfied on the applicable Expiration Date.

     Recommendation. The Merger Agreement provides that, subject to the conditions thereof, the Board of Directors of the Company has (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and its Shareholders, (ii) irrevocably approved the Tender and Voting Agreement (as defined below), the Offer and the Merger in accordance with
Section 14A:10A-1 of the NJCL (and for purposes of any other applicable state takeover law), and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company's Shareholders (in accordance with the requirements of the Company's Restated Certificate of Incorporation and applicable law).

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     The Merger.  Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the NJCL, at the time the Merger becomes effective in accordance with applicable law (the "Effective Time"), the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement provides that Parent, the Purchaser and the Company shall use their reasonable best efforts to consummate the Merger as soon as practicable.

     Under the NJCL, the approval of the Board of Directors of the Company and the affirmative vote of holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Section 14A:10A-4 of the NJCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 10% or more of a corporation's outstanding voting stock) for a period of five years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such the board of directors of the corporation approved the business combination. Section 14A:10A-5 of the NJCL further provides that a business combination is permissible if approved by two-thirds of the outstanding shares of voting stock of the Company, excluding voting stock held by any "interested stockholder," or if certain price criteria and procedural standards are satisfied.

     The Board of Directors of the Company has unanimously approved the Offer, the Merger, the Merger Agreement and the Tender and Voting Agreement and the transactions contemplated thereby for the purposes of Section 14A:10A-4 of the NJCL.

     Pursuant to the Merger Agreement, the Company will, if required by the Company's Restated Certificate of Incorporation and/or applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its Shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of the Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will (a) prepare and file with the Commission a preliminary proxy or information statement and (b) use its reasonable best efforts to (x) obtain and furnish the information required to be included by the Commission in a definitive proxy or information statement (the "Statement") and (y) obtain the necessary approvals of the Merger and the Merger Agreement from its Shareholders. The Board of Directors of the Company, subject to the fiduciary obligation of the Board under applicable law, will include in the Statement the recommendation of the Board that the Shareholders of the Company vote in favor of the approval of the Merger and the Merger Agreement. Parent agrees that it will vote, or cause to be voted, all of the Shares then owned by it and the Purchaser or any of its other subsidiaries in favor of the Merger and adoption of the Merger Agreement. If the Purchaser acquires at least a majority of the Shares on a fully diluted basis, pursuant to the Offer or otherwise, the Purchaser will have sufficient voting power to approve the Merger, even if no other Shareholder votes in favor of the Merger.

     The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Class A Common Shares and at least 90% of the outstanding Common Shares on a fully diluted basis, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of the Parent and subject to the terms and conditions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Shareholders of the Company, in accordance with Section 14A:10-5.1 of the NJCL.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding prior to the Effective Time shall be converted into the right to receive in cash the Merger Price. Shares held by Parent, the Purchaser, any wholly owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company ("Excluded Shares") shall be canceled and retired.

     Pursuant to the Merger Agreement, the Board of Directors of the Company has adopted such resolutions, and has agreed to take such other actions as may be necessary, so that each outstanding option (an "Option") granted under the Company's 1994 Stock Option Plan and 1997 Incentive Plan (collectively, the "Option

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Plans"), whether or not then exercisable or vested, shall become fully exercisable and vested and, except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, immediately following consummation of the Offer or, at the option of Parent, the Effective Time, the Company shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess of the Merger Price over the exercise price thereof and (B) the number of Shares subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing shall be subject to the obtaining of any necessary consents of holders of awards of Options under the Option Plans, it being agreed that the Company will use its best efforts to obtain any such consent.

     Board of Directors. Upon payment by the Purchaser for Shares pursuant to the Offer representing at least a majority of the votes entitled to be cast by all holders of Shares and from time to time thereafter so long as the Purchaser and/or Parent (and/or their respective wholly-owned subsidiaries) continue to hold at least such number of Shares, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on the Company's Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares outstanding. The Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. If Parent's designees are so elected, prior to the Effective Time the Board shall always have at least one member who is neither an officer, director, stockholder or designee of Parent or any of its affiliates. The Company's obligation to appoint Parent's designees to the Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization and qualifications, capitalization, authority, financial statements, public filings, litigation, compliance with law, employee benefit plans, intellectual property, material contracts, insurance, labor matters, real property matters, suppliers and customers, accounts receivable, "Year 2000" compliance, environmental matters, granting of certain approvals, opinion of financial advisor, information in the Statement, tax status and the absence of material adverse change on the Company or any of its subsidiaries since March 31, 1999. Parent and the Purchaser have made customary representations and warranties to the Company with respect to, among other things, its organization and qualifications, authority, public filings, information in the Statement and financing for the Offer.

     Covenants. The Merger Agreement contains certain restrictive covenants as to the conduct of the Company, Parent, the Purchaser and the Surviving Corporation in contemplation of the Merger including, without limitation, access by Parent and the Purchaser to information concerning the Company, use of reasonable best efforts to consummate the Merger, use of reasonable best efforts to ensure that the Offer Conditions are satisfied, and notification of the other parties of certain matters.

     Conduct of Business of the Company. Pursuant to the Merger Agreement, the Company has agreed that, except with the prior written consent of Parent or as otherwise required by the Merger Agreement, during the period from execution of the Merger Agreement to the Effective Time, the Company and its subsidiaries will conduct operations only in the ordinary course of business consistent with past practice and will use reasonable best efforts to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their present officers and employees, and to preserve the good will of those having business relationships with it.

     No Solicitation. Pursuant to the Merger Agreement, the Company has represented and warranted to, and covenanted and agreed with, Parent and the Purchaser that neither the Company nor any of its subsidiaries has any agreement, arrangement or understanding with any potential acquiror that, directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of the Merger Agreement. The Merger Agreement provides that the Company shall, and shall cause its subsidiaries and its and their officers, directors, employees, investment bankers, attorneys and other agents and representatives to, immediately cease any existing discussions or negotiations with any person other

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than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction (as hereinafter defined). The Merger Agreement provides that the Company and the Board of Directors of the Company shall not, and the Company shall cause its subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys and other agents and representatives not to, directly or indirectly, (w) withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the approval or recommendation of the Board of Directors of the Company of the Merger Agreement or any of the transactions contemplated thereby or recommend (or resolve to recommend) an Acquisition Transaction with a Third Party to the Shareholders,
(x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, any acquisition or purchase of a material portion of the assets or business of, or a 15% or more voting equity interest in (including by way of a tender offer), or any amalgamation, merger, consolidation or business combination with, or any recapitalization or restructuring, or any similar transaction involving, the Company or any of its subsidiaries (the foregoing being referred to collectively as an "Acquisition Transaction"), or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer and/or the Merger or any other transaction contemplated by the Merger Agreement. The Merger Agreement provides that notwithstanding anything to the contrary in the foregoing, the Company may, prior to the purchase of Shares pursuant to the Offer, in response to an unsolicited written proposal with respect to an Acquisition Transaction involving the acquisition of all of the Shares (or all or substantially all of the assets of the Company and its subsidiaries) from a Third Party or in response to an unsolicited all cash tender offer for any and all Shares (i) furnish or disclose non-public information to such Third Party, (ii) negotiate, discuss or otherwise communicate with such Third Party and (iii) in the case of an unsolicited all cash tender offer for any and all Shares, withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the approval or recommendation of the Merger Agreement and the transactions contemplated thereby or recommend (or resolve to recommend) an Acquisition Transaction with a Third Party to Shareholders, in each case only if the Board of Directors of the Company determines in good faith: (1) (after consultation with Janney Montgomery Scott Inc.) that such proposal or such unsolicited all cash tender offer, as the case may be, is more favorable to the Shareholders from a financial point of view than the transaction contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent and the Purchaser in response to such proposal or such unsolicited all cash tender offer, as the case may be), (2) (after consultation with Janney Montgomery Scott Inc.) that sufficient financing is obtainable with respect to such proposal or such unsolicited all cash tender offer, as the case may be, such that the proposed Acquisition Transaction will be consummated without material delay and (3) that the proposed Acquisition Transaction (including, if applicable, such an unsolicited all cash tender offer) is not subject to any regulatory approvals that could reasonably be expected to prevent or materially delay its consummation (a proposal with respect to an Acquisition Transaction (including, if applicable, such an unsolicited all cash tender offer) meeting the requirements of clauses (1) through (3) is referred to herein as a "Superior Proposal"). The Merger Agreement also provides that prior to furnishing or disclosing any non-public information to, or entering into negotiations, discussions or other communications with, such Third Party, the Company shall receive from such Third Party an executed confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement between the Company and Parent (the "Confidentiality Agreement"), but which confidentiality agreement shall not provide for any exclusive right to negotiate with the Company or any payments by the Company.
The Merger Agreement also provides that the Company shall provide to Parent copies of all such non-public information delivered to such Third Party concurrently with such delivery. The Merger Agreement provides that, notwithstanding the foregoing, the Company and the Board of Directors of the Company shall not, and the Company shall cause its affiliates not to, withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the approval or recommendation of this Agreement or any of the transactions contemplated hereby, or recommend (or resolve to recommend) an Acquisition Transaction with a Third Party to Shareholders or enter into a definitive agreement with respect to a Superior Proposal unless (w) the Company has given Parent three business days' notice of the intention of the Board of Directors to withdraw or modify (or resolve to withdraw or modify) in a manner adverse to Parent the

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approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby, or recommend (or resolve to recommend) an Acquisition Transaction with a Third Party to the Shareholders or the intention of the Company to enter into such definitive agreement, as the case may be, (x) if Parent makes a counter-proposal within such three business day period, the Board of Directors of the Company shall have determined, in light of any such counter-proposal, that the Third Party Acquisition Transaction proposal is still a Superior Proposal, (y) the Company concurrently terminates the Merger Agreement in accordance with the terms thereof and pays any Termination Fee (as defined) required under the termination provisions of the Merger Agreement and agrees to pay any other amounts required under such provisions, and (z) with respect to a definitive agreement, such agreement permits the Company to terminate it if it receives a Superior Proposal, such termination and related provisions to be on terms no less favorable to the Company, including as to fees and reimbursement of expenses, as those contained in the Merger Agreement.

     The Merger Agreement provides that the Company shall promptly (but in any event within one day of the Company becoming aware of same) advise Parent of the receipt by the Company, any of its subsidiaries or any of its or their bankers, attorneys or other agents or representatives of any inquiries or proposals relating to an Acquisition Transaction and of certain actions taken with respect thereto. The Merger Agreement provides that the Company shall promptly (but in any event within one day of the Company becoming aware of same) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and the material terms thereof. The Merger Agreement provides that the Company shall, from time to time, promptly (but in any event within one day of the Company becoming aware of same) inform Parent of the status and content of and developments with respect to any discussions regarding any Acquisition Transaction with a Third Party, including (i) the calling of meetings of the Board of Directors of the Company to take action with respect to such Acquisition Transaction, (ii) the execution of any letters of intent, memoranda of understanding or similar non-binding agreements with respect to such Acquisition Transaction, (iii) the waiver of any standstill agreement to which the Company is or becomes a party, (iv) the determination by the Board of Directors of the Company to recommend to the Shareholders that they approve or accept a Superior Proposal or withdraw or modify in a manner adverse to the Parent its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, (v) the determination by the Company to publicly disclose receipt of a Superior Proposal and (vi) the waiver by the Company of any confidentiality agreement with a person proposing a Superior Proposal. The Merger Agreement provides that for the avoidance of doubt, the Company agrees that it will not enter into any definitive agreement with respect to a Superior Proposal unless and until Parent has been given notice of the identity of the parties making such Superior Proposal, the terms thereof and developments referred to in the preceding sentence and the intent to enter into such a definitive agreement at least three business days prior to the entering into such agreement.

     State Takeover Laws. The Merger Agreement provides that the Company shall, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the Tender and Voting Agreement of any state takeover law. The Merger Agreement provides that the Board of Directors of the Company shall not amend, modify or rescind the approval of any purchase of Shares in the Offer for purposes of
Section 14A:10A-1 of the NJCL.

     Indemnification. Pursuant to the Merger Agreement, all rights to indemnification now existing in favor of any director or officer of the Company, as provided in the Company's Restated Certificate of Incorporation or by laws, in an agreement between any such person and the Company, or otherwise in effect on the date thereof shall survive the Merger and shall continue in full force and effect indefinitely after the Effective Time. The Merger Agreement provides that Parent also agrees to indemnify all current and former directors and officers of the Company ("Indemnified Parties") to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers or directors of the Company or any of its subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees occurring prior to the Effective Time. The Merger Agreement provides that without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent will pay as incurred such Indemnified Party's reasonable legal and other expenses of counsel selected by the Indemnified Party and reasonably acceptable to Parent (including the cost of any investigation, preparation and settlement) incurred in connection therewith; provided, however, that Parent shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all Indemnified Parties. The Merger Agreement provides that Parent shall be entitled to participate in the defense of any such action or proceeding, and counsel selected by the Indemnified Party shall, to the extent consistent with their professional responsibilities, cooperate with Parent and any counsel designated by Parent. The Merger Agreement provides that Parent shall pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement.

     The Merger Agreement provides that Parent agrees that the Company and, from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement and if the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     Employee Matters. The Merger Agreement provides that on and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any Company employee benefit plans disclosed to Parent ("Company Plans") for all employees (and former employees) and directors (and former directors) of the Company and its subsidiaries. Pursuant to the Merger Agreement, Parent and Company have agreed that the Surviving Corporation and its subsidiaries shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect as of the date of the Merger Agreement and disclosed to Parent.

     The Merger Agreement provides that if employees of the Surviving Corporation and its subsidiaries become eligible to participate in a medical, dental or health plan of Parent or its subsidiaries, Parent shall cause such plan to (i) waive any preexisting condition limitations for conditions under the applicable medical, health or dental plans of the Company and its subsidiaries (other than any limitation already in effect with respect to the applicable employee that has not been satisfied as of the Effective Time under the applicable Company Plan) and (ii) honor any deductible and out-of-pocket expenses incurred by the employees and their beneficiaries under such plans during the portion of the calendar year prior to such participation.

     Waiver. The Merger Agreement provides that, prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of any other party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement by any other party or in any document, certificate or writing delivered pursuant thereto by any other party or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     Termination. The Merger Agreement provides that it may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, whether or not approval thereof by the Shareholders has been obtained:

          (a) by the mutual written consent of Parent and the Company;

          (b) by the Company if the Company is not in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement and if (i) the Purchaser fails to commence the Offer as provided in the Merger Agreement, (ii) the Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof on or before August 31, 1999 (provided that if the only unsatisfied condition to the Offer at August 31, 1999 is the expiration or termination of all applicable waiting periods relating to the Offer under the HSR Act, termination pursuant to this clause (ii) may not occur until after October 31, 1999), (iii) the Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement or (iv) the Merger shall not have occurred on or before December 31, 1999;

          (c) by Parent or the Company if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased in the Offer; provided that Parent may terminate the Merger Agreement pursuant to this clause only if Parent's or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer;

          (d) by Parent or the Company if any court or other government or subdivision thereof, or any administrative governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational (a "Governmental Entity") shall have issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, injunction, ruling or other action shall have become final and nonappealable;

          (e) by the Company if prior to the purchase by the Purchaser of any Shares in the Offer (i) there shall have occurred, on the part of Parent or the Purchaser, a material breach of any representation or warranty, covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within ten business days after written notice of such breach is given by the Company to the party committing the breach or (ii)(A)(x) the Company proposes entering into a definitive agreement with respect to a Superior Proposal or (y) the Board of Directors of the Company recommends a Third Party Acquisition Transaction which is an unsolicited all cash tender offer for any and all Shares and which constitutes a Superior Proposal, (B) the Company gives Parent the three business days' notice as required pursuant to the Merger Agreement, (C) if a counter-proposal was made by Parent within such three business day period, the Board of Directors of the Company has determined, in light of the counter-proposal, that the Third Party Acquisition Transaction (or proposal therefor) is still a Superior Proposal as required by the Merger Agreement, and (D) the Company pays any Termination Fee (as defined below) and any other amounts required under the Merger Agreement;

          (f) by Parent if prior to the purchase by the Purchaser of any Shares in the Offer (i) there shall have occurred, on the part of the Company, a material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement which is not curable or, if curable, is not cured within ten business days after written notice of such breach is given by Parent to the Company or (ii) there shall have occurred, on the part of any shareholder party to the Tender and Voting Agreement, a material breach of any representation, warranty, covenant or agreement contained in the Tender and Voting Agreement which is not curable or, if curable, is not cured within five business days after written notice of such breach is given by Parent to the applicable shareholder or (iii) if the Board of Directors of the Company or committee thereof shall have withdrawn or modified (or shall have resolved to withdraw or modify) in a manner adverse to Parent, its approval or recommendation of the Merger Agreement or any of the transactions contemplated thereby or shall have recommended (or resolved to recommend) an Acquisition Transaction (other than the Offer and Merger) to the Shareholders; or

          (g) by Parent if it is not in material breach of its obligations under the Merger Agreement or under the Offer and no Shares shall have been purchased pursuant to the Offer on or before August 31, 1999 (provided that if the only unsatisfied condition to the Offer at August 31, 1999 is the expiration or termination of all applicable waiting periods relating to the Offer under the HSR Act, termination pursuant to this clause (g) may not occur until October 31, 1999).

     Fees and Expenses.

     (a) The Merger Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

     (b) The Merger Agreement provides that in the event it is terminated pursuant to clause (e)(ii) or clause (f)(iii) under "-- Termination" above, then the Company shall (i) promptly reimburse Parent for the documented fees and expenses of Parent and the Purchaser related to the Merger Agreement and the transactions contemplated thereby not to exceed $1.0 million, and (ii) promptly pay Parent a termination fee (a "Termination Fee") of $4.75 million, in each case by wire transfer of same day funds to an account designated by Parent as a condition of such termination. In the event the Merger Agreement is terminated pursuant to clause (f)(i) or clause (f)(ii) under "-- Termination" above, the Company shall promptly reimburse Parent for the documented fees and expenses of Parent and the Purchaser related to the Merger Agreement and the transactions contemplated hereby not to exceed $1.0 million by wire transfer of same day funds to an account designated by Parent.

     (c) The Merger Agreement provides that in the event that (i) prior to the termination of the Merger Agreement, a Third Party shall have made a proposal regarding an Acquisition Transaction and (ii) thereafter (x) such proposal is publicly disclosed and August 31, 1999 occurs (or, if the only unsatisfied condition to the Offer at August 31, 1999 is the expiration or termination of all applicable waiting periods relating to the Offer under the HSR Act, October 31, 1999 occurs) without the Minimum Condition being satisfied (other than as a result of a material breach of the Merger Agreement by Parent or the Purchaser that has not been cured within the time period set forth in the Merger Agreement) or (y) the Merger Agreement is terminated (A) by the Company pursuant to clause (b)(ii) or clause (c) under "-- Termination" above or (B) by Parent pursuant to clause (f)(i), clause (f)(ii) or clause (g) under "-- Termination" above, and, in each case, at the time the event giving rise to the right to so terminate the Merger Agreement, such Third Party Acquisition Transaction proposal shall not have been withdrawn and (iii) prior to twelve months after any termination of the Merger Agreement the Company shall have entered into an agreement for a Third Party Acquisition Transaction which constitutes a Superior Proposal, or a Third Party Acquisition Transaction which constitutes a Superior Proposal shall have been consummated, then the Company shall promptly, but in no event later than immediately prior to, and as a condition of, entering into such definitive agreement, or, if there is no such definitive agreement then immediately upon consummation of the Acquisition Transaction, reimburse Parent for the documented fees and expenses of Parent and the Purchaser relating the Merger Agreement and the transactions contemplated thereby (to the extent not previously reimbursed and without duplication of any amounts pursuant to clause
(b) above) not to exceed $1.0 million and pay Parent a Termination Fee of $4.75 million (it being understood that only one Termination Fee shall be payable pursuant to clause (b) above and this clause (c) in the aggregate), which amounts shall be payable by wire transfer of same day funds to an account designated by Parent.

       The Tender and Voting Agreement

     Concurrently with the execution and delivery of the Merger Agreement, the Company, Parent, Purchaser and the holders of the Class A Common Shares (the "Class A Common Shareholders") entered into the Tender and Voting Agreement (the "Tender and Voting Agreement").

     Tender of Shares. Pursuant to the Tender and Voting Agreement, Parent and the Purchaser have jointly and severally agreed: (i) subject to the Offer Conditions and the other terms and conditions of the Merger Agreement, that the Purchaser will purchase all Shares tendered pursuant to the Offer as promptly as practicable following commencement of the Offer and that the Purchaser will consummate the Merger in accordance with the terms of the Merger Agreement; and (ii) not to decrease the price per share to be paid to the Company's shareholders in the Offer below $14.00 per share. Pursuant to the Tender and Voting Agreement, each Class A Common Shareholder has agreed to (i) tender such Class A Common Shareholder's Class A Common Shares ("Subject Shares") other than Contributed Shares (as defined below), if applicable, into the Offer promptly, and in any event no later than the fifth business day following the commencement of the Offer, or, if such Class A Common Shareholder has not received the Offer Documents (as defined in the Merger Agreement) by such time, within two business days following receipt of such documents, and (ii) not withdraw any Subject Shares so tendered. Each of Harry J. Muhlschlegel and Karen B. Muhlschlegel shall be permitted to not tender into the Offer 18,875 of their Subject Shares (for a total of 37,750 Subject Shares, collectively herein referred to as the "Contributed Shares"), provided that, so long as the Purchaser notifies Mr. and Mrs. Muhlschlegel at least eight hours prior to the purchase of Shares by Purchaser pursuant to the Offer, Mr. and Mrs. Muhlschlegel shall be obligated to contribute their respective Contributed Shares to the capital of the Company prior to the purchase of Shares by Purchaser pursuant to the Offer. The foregoing obligations of the parties to the Tender and Voting Agreement shall terminate on the Termination Date. As used in the Tender and Voting Agreement, "Termination Date" means the date the Merger Agreement is terminated in accordance with its terms.

     Transfer of Subject Shares. The Tender and Voting Agreement provides that, until the Termination Date, each Class A Common Shareholder will not, except as required pursuant to the terms of the Tender and Voting Agreement, (i) sell, offer to sell, pledge or otherwise dispose of any of such Class A Common Shareholder's Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Subject Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Subject Shares; (iv) deposit such Subject Shares into a voting trust or enter into a voting agreement or assignment with respect to the Subject Shares; or (v) take any other action with respect to such Subject Shares that would in any way restrict, limit or interfere with the performance of such Class A Common Shareholder's obligations under the Tender and Voting Agreement.

     No Solicitation. The Tender and Voting Agreement provides that each Class A Common Shareholder represents and warrants to, and covenants and agrees with, Parent and the Purchaser that such Class A Common Shareholder does not have any agreement, arrangement or understanding with any potential acquiror of the Company that, directly or indirectly, would be violated, or require any payments, by reason of the execution, delivery and/or consummation of the Tender and Voting Agreement.

     The Tender and Voting Agreement also provides that each Class A Common Shareholder shall, and shall cause its agents and representatives to, immediately cease any existing discussions or negotiations with any Third Party heretofore conducted with respect to any Acquisition Transaction. The Tender and Voting Agreement provides that, until the Termination Date, each Class A Common Shareholder shall not, and shall cause its agents and representatives not to, directly or indirectly, (x) solicit, initiate, continue, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to, or that could reasonably be expected to lead to, any Acquisition Transaction or (y) negotiate, explore or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction. The Tender and Voting Agreement provides that if the Board of Directors of the Company determines that a Third Party proposal for an Acquisition Transaction constitutes a Superior Proposal in accordance with the provisions of the Merger Agreement discussed above under "-- The Merger Agreement -- No Solicitation," then, notwithstanding the provisions of this paragraph, the Class A Common Shareholders shall be permitted to negotiate, discuss or otherwise communicate with such Third Party with respect to a tender and voting agreement with terms no less favorable in the aggregate to each Class A Common Shareholder than those contained in the Tender and Voting Agreement; provided that no Class A Common Shareholder shall enter into any such tender and voting agreement (i) prior to the Termination Date or
(ii) with any Third Party with whom negotiations for an Acquisition Transaction had taken place prior to the Termination Date, if such tender and voting agreement contains provisions less favorable in the aggregate to such Class A Common Shareholder than those contained in the Tender and Voting Agreement. In addition, the provisions of this paragraph shall not be deemed to prohibit any Class A Common Shareholder who is an officer or director of the Company from taking actions permitted to be taken by an officer or director, as the case may be, in such Class A Common Shareholder's capacity as an officer and/or director, as the case may be, of the Company.

     The Tender and Voting Agreement further provides that until the Termination Date, each Class A Common Shareholder shall promptly (but in any event within one day of such Class A Common Shareholder becoming aware of same) (i) advise Parent of the receipt by such Class A Common Shareholder or any of its agents or representatives of any inquiries or proposals relating to an Acquisition Transaction, (ii) provide Parent with a copy of any such inquiry or proposal in writing and a written statement with respect to any such inquiries or proposals not in writing, which statement shall include the identity of the parties making such inquiries or proposal and the material terms thereof and (iii) inform Parent of the status and content of and developments with respect to any discussions regarding any Acquisition Transaction with a Third Party.

     Voting of Subject Shares. The Tender and Voting Agreement provides that, until the Termination Date, each Class A Common Shareholder shall, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, vote (or cause to be voted) all Shares beneficially owned by such Class A Common Shareholder (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Tender and Voting Agreement and any actions required in furtherance thereof; (ii) against any other Acquisition Transaction and against any action or agreement that would impede, frustrate, prevent or nullify the Merger Agreement or the Tender and Voting Agreement or the transactions contemplated thereby, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Merger in the Merger Agreement not being fulfilled; and (iii) if requested by Parent, in favor of a stockholder resolution proposed by Parent in accordance with the New Jersey Act, the purpose of which is to cause the Offer and the Merger to be consummated and which does not relate to election of directors. A copy of the Tender and Voting Agreement is filed herewith as
Exhibit 10 and is incorporated herein by reference.

     Best Efforts. The Tender and Voting Agreement provides that, subject to the terms and conditions thereof, until the Termination Date, each Class A Common Shareholder agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Tender and Voting Agreement and the Merger Agreement. The Tender and Voting Agreement provides that, until the Termination Date, each Class A Common Shareholder shall properly consult with Parent and the Purchaser and provide any necessary information and material with respect to all filings with any Governmental Entity in connection with the Tender and Voting Agreement and the Merger Agreement and the transactions contemplated thereby.

       Confidentiality Agreement

     Pursuant to a December 22, 1998 Confidentiality Agreement between the Company and Parent, Parent contractually agreed (i) not to disclose any information obtained during its due diligence investigation of the Company to any person not actively and directly participating in the investigation or negotiations with the Company, (ii) not to use any information obtained for a purpose other than a possible transaction with the Company, or (iii) to destroy any information obtained if the transaction is not completed. In addition, in consideration of its receipt of the information, Parent agreed that for a period of three years it would not (a) acquire, seek to acquire or cause to acquire the assets, business, Shares or rights related thereto of the Company (b) make or participate in any solicitation of a proxy to vote or influence any votes with respect to the Shares, (c) form, join or participate in a group with respect to voting the Shares, (d) arrange or participate in any financing to purchase Shares or assets of the Company, (e) solicit employees of the Company or (f) enter into any discussions, negotiations or understandings with or advise, assist or encourage any third party with respect to any of the foregoing, in each case without the Company's prior written consent. A copy of the Confidentiality Agreement is filed herewith as Exhibit 11 and is incorporated herein by reference.

     Except as described in this Item 3(b) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or undertakings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) the Bidder or its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the shareholders of the Company and unanimously recommends that the Company's shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

     A letter to the Company's shareholders communicating the Board of Director's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 12 and 13, respectively, and are incorporated herein by reference.

     (b) REASONS FOR THE BOARD'S RECOMMENDATION

       Background of the Offer and Merger

     In late October 1998, Samuel A. Woodward, Senior Vice President of Operations and Planning of Parent, contacted Harry J. Muhlschlegel, Chief Executive Officer and Chairman of the Board of the Company, to discuss the possibility of exploring a strategic relationship between Parent and the Company.

     On November 10, 1998, Mr. Woodward met with Mr. Muhlschlegel and Brian J. Fitzpatrick, Senior Vice President and Chief Financial Officer of the Company, and discussed possible strategic relationships between Parent and the Company. At this meeting, the participants concluded that discussions concerning a possible strategic alliance or business combination involving Parent and the Company should continue.

     On December 15, 1998, Mr. Woodward met with Messrs. Muhlschlegel, Karvois and Fitzpatrick. At this meeting, Mr. Woodward indicated that Parent was primarily interested in pursuing a business combination with the Company. After the December 15, 1998 meeting, the Company's legal counsel distributed a form of confidentiality agreement to Parent, which was negotiated over the course of the following week and was executed by Parent and the Company on December 23, 1998.

     On January 8, 1999, Mr. Woodward contacted Mr. Muhlschlegel to schedule a meeting at which Parent could further explore the potential benefits to both companies of a business combination. On January 12, 1999, Mr. Woodward, William
F. Martin, Jr., General Counsel of the Company, and the president of Parent's information services subsidiary met with Messrs. Muhlschlegel, Karvois and Fitzpatrick and the Company's legal counsel to explore such benefits and to preliminarily discuss the structure of a potential business combination.

     On February 18, 1999, Mr. Muhlschlegel contacted Mr. Woodward to further discuss the potential operating benefits that could result from a business combination and to schedule a meeting where representatives of Parent could meet with a larger group of management of the Company. On March 2, 1999, Mr. Woodward and certain operations personnel of Parent met with Messrs. Muhlschlegel, Karvois and Fitzpatrick and certain operations personnel of the Company to discuss potential operating benefits that could result from a business combination.

     On March 18, 1999, at a meeting of the Company's Board of Directors, Mr. Muhlschlegel discussed the status of discussions with Parent.

     On March 24, 1999, Mr. Woodward contacted Messrs. Muhlschlegel, Karvois and Fitzpatrick to arrange to have them meet with A. Maurice Myers, Chief Executive Officer of Parent, and H.A. Trucksess, III, Senior Vice President and Chief Financial Officer of Parent. On March 29, 1999, Messrs. Myers and Trucksess met with Mr. Muhlschlegel, Karvois and Fitzpatrick to discuss the status of discussions between the parties. At this meeting, it was determined that the parties would proceed with negotiations with respect to the terms of a business combination.

     On April 9, 1999, Mr. Woodward contacted Mr. Muhlschlegel to schedule meetings at which the parties would begin negotiating the terms of a business combination. On April 15, 1999, the Company's legal counsel contacted Mr. Martin to discuss the agenda of such meetings, which were scheduled for April 28-29, 1999. On April 28, 1999, Messrs. Myers, Martin and Woodward met with Messrs. Muhlschlegel, Karvois and Fitzpatrick and the Company's legal counsel for a dinner discussion in anticipation of a formal negotiating session the following day. On April 29, 1999, Mr. Martin, together with legal counsel to Parent and a representative of J. P. Morgan & Co., financial advisor to Parent, commenced such negotiations with Messrs. Muhlschlegel, Karvois and Fitzpatrick and the Company's legal counsel.

     The Company engaged Janney Montgomery Scott Inc. ("Janney") as the Company's financial advisor effective as of April 28, 1999.

     During the period from May 1, 1999 through May 17, 1999, representatives of J.P. Morgan & Co. and Janney conferred and discussed the potential financial impact of combining the two companies.

     On May 17, 1999, Mr. Martin of Parent, together with Parent's legal and financial advisors, met with the Company's legal and financial advisors to continue to negotiate the terms of a transaction. On May 18, 1999, tentative agreement on the form of the transaction and the consideration to the Company's shareholders was reached in discussions between Mr. Myers and Mr. Muhlschlegel, subject to continuing due diligence and negotiation and the approval of the Boards of Directors of Parent and the Company.

     On May 20, 1999, Parent's legal counsel distributed first drafts of the Merger Agreement and the Tender and Voting Agreement to the Company and its counsel.

     On May 20, 1999, the Company's Board of Directors met to discuss the developments in the negotiations with Parent concerning a business combination transaction. The Board authorized the Company's management to continue to negotiate the terms of the transaction, subject to Board approval of any negotiated transaction. The Board also discussed the potential risks and benefits which would be involved in a solicitation of interest from parties other than Parent, including the possibility of a higher offer, the risk of Parent terminating negotiations and the risk of damage to the Company's business that might arise in the event of premature disclosure of the possible sale of the Company. The Board requested that Mr. Muhlschlegel indicate its possible interest in engaging in a solicitation of interest from third parties to Mr. Myers. Following the Board meeting, Mr. Muhlschlegel contacted Mr. Myers and informed him that the Company's Board of Directors was considering soliciting from third parties other offers to purchase the Company. Mr. Myers informed Mr. Muhlschlegel that in the event the Company's Board determined to solicit other offers, he could not assure Mr. Muhlschlegel that Parent would continue to be willing to proceed with a transaction. Mr. Myers also informed Mr. Muhlschlegel that in the event the Company's Board agreed not to solicit any offers from third parties, the Merger Agreement would not contain provisions of a nature that would be preclusive with respect to unsolicited third party proposals.

     On May 21, 1999, at a meeting of the Company's Board of Directors, Mr. Muhlschlegel reviewed his discussion of the day before with Mr. Myers. On the basis of that discussion and the Board's continued consideration, including consultations with the Company's legal counsel and financial advisor, the Board authorized the Company's management to continue to negotiate with Parent and not to solicit third party indications of interest. On May 21, 1999, Mr. Muhlschlegel contacted Mr. Myers and informed him that the Company's Board had determined not to solicit third party offers on the condition that the Merger Agreement not contain provisions of a nature that would be preclusive with respect to third party proposals. Mr. Myers informed Mr. Muhlschlegel that Parent was willing to proceed with the transaction on this basis.

     On May 24, 1999, Mr. Martin contacted Mr. Fitzpatrick to schedule Parent's legal, tax and accounting due diligence review. During May 26-28, 1999, representatives of Parent conducted their legal, tax and accounting due diligence. On May 26, 1999, Mr. Myers contacted Mr. Muhlschlegel and indicated Parent's interest in revising certain severance agreements of certain officers of the Company and in having certain officers of the Company enter into employment agreements with Parent to provide appropriate incentives to retain such officers on a long term basis. On May 27, 1999, Mr. Muhlschlegel contacted Mr. Myers and scheduled a meeting at which Mr. Myers could discuss these employment matters with the applicable officers of the Company.

     On May 28, 1999, Mr. Martin, together with Parent's legal counsel, contacted the Company's legal counsel to discuss the Company's comments on the drafts of the Merger Agreement and the Tender and Voting Agreement. On the basis of these discussions, revised drafts of the Merger Agreement and the Tender and Voting Agreement were thereafter distributed to the Company and its legal counsel.

     On June 2, 1999, Mr. Myers met with officers of the Company and negotiated Parent's proposed amendments to their severance agreements and the proposed employment agreements. In addition, Mr. Martin, together with Parent's legal counsel, contacted the Company's legal counsel to discuss the Company's comments on the revised drafts of Merger Agreement and the Tender and Voting Agreement. On this basis of these discussions, revised drafts of the Merger Agreement and the Tender and Voting Agreement were distributed to the Company and its counsel.

     During June 3-6, 1999 the parties' respective legal counsel and financial advisors conferred to finalize the Merger Agreement and the Tender and Voting Agreement and related documentation.

     On June 4, 1999, Mr. Myers contacted Mr. Muhlschlegel and informed him that the Board of Directors of Parent had unanimously approved the Merger Agreement and the Tender Voting Agreement, subject to the finalization of the Merger Agreement and the Tender and Voting Agreement and related documentation.

     On June 4, 1999, the Board of Directors of the Company held a meeting at which management, its financial advisor and its legal counsel reviewed the status of negotiations with Parent. Legal counsel again advised the Board with respect to certain legal matters and reviewed the principal aspects of the Merger Agreement, including termination fee and expense reimbursement provisions and provisions concerning the ability of the Company to negotiate with third parties concerning unsolicited Superior Proposals, as well as the Tender and Voting Agreement, Employment Agreements and Amended and Restated Severance Agreements. The financial advisor delivered its oral opinion to the Board as to the fairness of the $14.00 cash consideration to be paid to the Company's shareholders. The Board of the Company then analyzed and discussed the Offer, the Merger Agreement and the transactions contemplated thereby, the Tender and Voting Agreement, the Employment Agreements and the Amended and Restated Severance Agreements. Thereafter, the Board unanimously resolved to approve the Merger Agreement, the Offer and the Merger and to recommend that the Shareholders accept the Offer and adopt and approve the Merger Agreement subject to the finalization of the Merger Agreement and the Tender and Voting Agreement and related documentation. Following the Board meeting, Mr. Muhlschlegel contacted Mr. Myers and informed him of the Board's action.

     On June 6, 1999, the Merger Agreement and the Tender and Voting Agreement were executed and delivered by the parties thereto, and the applicable officers of the Company executed and delivered the amendments to their severance agreements and executed their employment agreements.

     On June 7, 1999, the terms of the Merger Agreement and the Tender and Voting Agreement were publicly announced.

       Reasons for Recommendation

     In reaching the determination and recommendation discussed in Item 4(a) above, the Board considered a number of factors, including:

          1. The Board's familiarity with the business, assets, financial condition, results of operations, business plans and current business strategy and future prospects of the Company, the nature of the industry in which the Company operates and the Company's competitive position in such industry.

          2. The Board's belief that the consideration to be received by the Company's shareholders in the Offer and Merger fairly reflects the Company's intrinsic value.

          3. The Board's view that a sale of the Company at this time is in the best interest of the Company and its shareholders in light of: (a) the Company's historical operating performance; (b) the Company's historical financial results; and (c) the market price and performance of the Company's Common Stock. The Board also considered the prospect of increasing competition in the Company's industry and, as a result, the increased need for continued investment in the Company's business in order to maintain competitiveness.

          4. The opinion of Janney presented to the Company's Board on June 4, 1999, to the effect that the consideration to be paid to the Company's shareholders in the proposed acquisition by Purchaser is fair to the shareholders of the Company from a financial point of view. In considering such opinion, the Company's Board was aware that, upon completion of the Merger, Janney becomes entitled to certain fees described in Item 5 below in connection with its engagement by the Company.

          5. The presentation of Janney in connection with such opinion, as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger, including (i) the terms and conditions of the Merger Agreement; (ii) the business, financial condition, results of operations and prospects of the Company; (iii) the financial terms of certain business combinations that Janney deemed relevant; (iv) selected financial and stock market data for certain other publicly traded companies that Janney deemed relevant; (v) the recent trading history of the Company's common stock; and (vi) other financial studies and analyses that Janney deemed appropriate.

          6. The fact that the Company's shareholders will realize the entire value of the purchase price without the risk of post-closing indemnification obligations.

          7. The fact that the consideration to be paid to the Company's shareholders in the Offer and Merger is all cash.

          8. The fact that there are no unusual requirements or conditions to the Offer and the Merger.

          9. The terms and conditions of the Merger Agreement, which the Board views as favorable to the Company's shareholders.

          10. The Board's ability (i) to provide non-public information to and negotiate with a third party concerning a possible acquisition of the Company, and (ii) to withdraw or modify its approval or recommendation of the Offer, the Merger and the transactions contemplated by the Merger Agreement, in each case in response to an unsolicited Superior Proposal.

          11. The Company's ability to terminate the Merger Agreement if it receives a Superior Proposal, subject to the payment to Parent of a termination fee of $4.75 million and reimbursement for expenses up to $1 million, and subject to satisfaction of certain other conditions.

          12. Purchaser's ability to conclude the transaction expeditiously and without any financing contingency.

     The foregoing discussion of factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors in reaching their own respective determinations.

       Opinion of Financial Advisor

     The Board retained Janney as its financial advisor to review the Merger and the Offer (together, the "Transaction") and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Company. As described herein, Janney's opinion, dated June 4, 1999, together with the related presentation to the Board, was only one of many factors taken into consideration by the Board in making its determination to approve the Transaction.

     At the June 4, 1999 meeting of the Company's Board, representatives of Janney made a presentation with respect to the Transaction and rendered to the Board its oral opinion, subsequently confirmed in writing as of the same date, that, as of such date, and based on the assumptions made, matters considered and limits of the review undertaken by Janney, the consideration to be received in the Transaction was fair to the Company's shareholders from a financial point of view.

     THE FULL TEXT OF JANNEY'S WRITTEN OPINION, DATED JUNE 4, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON REVIEW UNDERTAKEN, IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX I AND IS INCORPORATED HEREIN BY REFERENCE. JANNEY'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF THE COMPANY AND ADDRESSES THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED IN THE TRANSACTION BY THE COMPANY'S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. JANNEY'S OPINION DOES NOT ADDRESS THE UNDERLYING DECISION OF THE COMPANY TO ENGAGE IN THE TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER SUCH SHAREHOLDER SHOULD TENDER THEIR SHARES OR HOW SUCH SHAREHOLDER SHOULD VOTE OR AS TO ANY OTHER ACTION SUCH SHAREHOLDER SHOULD TAKE IN CONNECTION WITH THE TRANSACTION. THE DISCUSSION OF THE JANNEY OPINION SET FORTH IN THIS SCHEDULE 14D-9 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with its opinion, Janney reviewed certain publicly available financial information and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Janney also held discussions with the members of management of the Company regarding this information and the business and prospects of the Company. Janney did not independently verify any of the information described above and for purposes of its opinion assumed the accuracy, completeness and fairness of all such information. Janney did not make and it was not provided with an independent evaluation or appraisal of the assets of the Company. With respect to the financial forecast information furnished by or discussed with the Company, Janney assumed that such information was prepared on the basis of reasonable assumptions and reflected the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. Janney's opinion is necessarily based on market, economic and other conditions as they existed and should be evaluated as of the date of such opinion.

     In reaching its opinion, Janney (i) reviewed selected financial and stock market data for the Company and certain other publicly traded companies; (ii) reviewed the recent trading history of the Company's common stock; (iii) reviewed the financial terms of certain recent business combinations; (iv) performed discounted cash flow analysis for the Company; (v) reviewed the terms of the Merger Agreement and certain related documents in draft form; and (vi) performed such other analyses, and considered such other factors, as it deemed appropriate. Janney assumed that the final terms of the Merger Agreement and certain related documents reviewed by it in draft form would not vary materially from the drafts reviewed by it.

     The following is a brief summary of the material factors considered and analyses performed by Janney and presented to the Board of Directors at its meeting on June 4, 1999.

       Historical Operating Results and Financial Condition

     In rendering its opinion, Janney reviewed and analyzed the historical and current financial information of the Company which included (i) the Company's recent financial statements and (ii) the Company's recent revenue growth and operating performance trends.

       Projections

     Janney analyzed the Company's projections in support of its fairness opinion. The projections were not reviewed by independent auditors and were not prepared in accordance with generally accepted accounting principles. Such projections were based on numerous estimates and other assumptions and are inherently subject to significant uncertainties and contingencies. There is no assurance that the projections will be achieved and the use thereof by Janney should not be regarded as an indication that the Company or any other person considers such estimates an accurate prediction of future events.

       Historical Stock Price Performance

     Janney reviewed and analyzed the reported daily closing market prices and trading volume of the Shares for the period from the Company's initial public offering on October 7, 1997 until June 3, 1999. Since October 7, 1997, the Shares closed at a high of $18.875 per share on November 6, 1997; over the past year (June 4, 1998 to June 3, 1999), the Shares closed at a high of $13.00 on June 10, 1998; and over the past six months (December 4, 1998 to June 3, 1999) the Shares closed at a high of $11.25 on June 3, 1999. Since October 7, 1997, the Shares closed at a low of $5.375 on March 2, 1999. The last date on which the Shares closed at or above $14.00 per share was May 19, 1998.

     Janney also compared the movement of the closing prices of the Shares with the movement of (i) the Standard & Poor's 500 composite average (the "S&P 500"),
(ii) the Standard & Poor's Small Cap Truckers Index ("S&P Truckers Index") and
(iii) a less-than-truckload carrier composite average (the "LTL Composite"), consisting of American Freightways Corporation, Arnold Industries, Inc., Motor Cargo Industries Inc., Old Dominion Freight Line, Inc., USFreightways Corporation and Vitran Corporation Inc. On a relative basis, the Shares underperformed the S&P 500, the S&P Truckers Index and the LTL Composite since the date of the Company's initial public offering; underperformed the S&P 500, the S&P Truckers Index and the LTL Composite over the past year; and outperformed the S&P 500 and S&P Truckers Index, but underperformed the LTL Composite, over the past six months. The historical stock price performance review was presented to the Board to provide background information and to add context to the other analyses performed by Janney, as described below. In addition, the fact that the Shares underperformed the indicated indices over the indicated periods, that the last date on which the Shares closed at or above $14.00 per share was May 19, 1998 and that the Shares closed at $11.25 on June 3, 1999, at $9.625 on May 28, 1999 (one week prior to June 4) and at $9.50 on May 7, 1999 (four weeks prior to June 4),was consistent with a determination that the consideration to be received by the Company's shareholders in the Transaction was fair to such shareholders from a financial point of view.

       Analysis of Selected Publicly Traded Comparable Companies

     Using publicly available information, Janney compared the operating and financial performance, capitalization and stock market valuation for the Company with respective corresponding data and ratios for certain similar publicly traded companies. Janney selected these companies from the universe of possible companies based upon Janney's view as to the comparability of financial and operating characteristics for these companies to the Company. With respect to each such analysis, Janney made such comparisons among the following companies:
American Freightways Corporation, Arnold Industries, Inc., Motor Cargo Industries Inc., Old Dominion Freight Line, Inc., USFreightways Corporation and Vitran Corporation Inc. (the "Comparable Companies").

     Among other multiples calculated and reviewed by Janney were the Comparable Companies' (a) common stock equity market value ("Equity Value") to historical and estimated net income and (b) Equity Value adjusted for debt and cash ("Enterprise Value") to latest twelve months ("LTM") revenue, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"). The financial information used in connection with the multiples set forth below assumed 10,733,847 Shares outstanding, net debt of the Company of $42,377,000, and was based on the latest reported 12 month period as derived from publicly available information and on estimated EPS for calendar years 1999 and 2000 for the Comparable Companies as reported as the consensus estimates by First Call Corporation.

     Janney noted that: (i) the Enterprise Value of the Comparable Companies as a multiple of LTM revenue ranged from 0.4x to 1.0x, with an adjusted average (adjusted to exclude the highest and lowest values before averaging) of 0.6x; applying these multiples to the Company's LTM revenue of $237.1 million results in low, high and adjusted average per share values of $4.38, $17.72 and $8.44, respectively; (ii) the Enterprise Value of the Comparable Companies as a multiple of LTM EBITDA ranged from 2.9x to 6.4x, with an adjusted average of 4.7x; applying these multiples to the Company's LTM EBITDA of $33.4 million results in low, high and adjusted average per share values of $5.03, $15.87 and $10.71, respectively; (iii) the Enterprise Value of the Comparable Companies as a multiple of LTM EBIT ranged from 5.5x to 11.9x, with an adjusted average of 7.7x; applying these multiples to the Company's LTM EBIT of $17.8 million results in low, high and adjusted average per share values of $5.18, $15.82 and $8.84, respectively; (iv) the Equity Value of the Comparable Companies as a multiple of LTM net income ranged from 9.0x to 20.5x, with an adjusted average of 11.1x; applying these multiples to the Company's LTM net income of $9.6 million results in low, high and adjusted average per share values of $8.12, $18.42 and $9.98, respectively; (v) the Equity Value of the Comparable Companies as a multiple of estimated calendar year 1999 net income ranged from 6.3x to 15.2x, with an adjusted average of 10.2x; applying these multiples to the Company's estimate for calendar year 1999 net income of $12.4 million results in low, high and adjusted average per share values of $7.25, $17.56 and $11.75, respectively; and (vi) the Equity Value of the Comparable Companies as a multiple of estimated calendar year 2000 net income ranged from 5.5x to 13.3x, with an adjusted average of 8.6x; applying these multiplies to the Company's estimate for calendar year 2000 net income of $15.2 million results in low, high and adjusted average per share values of $7.76, $18.83 and $12.22, respectively.

     Based on the foregoing comparisons, Janney noted that the $14.00 per share value of the consideration to be received by shareholders represented an Equity Value which, as a multiple of the Company's historical and estimated future financial results set forth above, was above the adjusted average per share trading values of the Comparable Companies and that this fact supported a determination that the consideration to be received in the Transaction was fair to the Company's shareholders from a financial point of view.

       Analyses of Selected Comparable Transactions

     Janney reviewed the financial terms, to the extent publicly available, of five completed acquisitions since January 1, 1998 in the trucking industry (US Xpress / PST Vans; Transport Corp. of America / North Star Transport; Apollo Management / MTL Inc.; US Xpress / Victory Express; FDX Corp. / Caliber Systems) (the "Comparable Transactions"). Because data from completed transactions must be evaluated in the context of market conditions prevailing at the time of the acquisition, Janney noted that a review of transactions completed before 1998 would be of more limited value. Janney calculated various financial multiples based on publicly available information for each of the Comparable Transactions and applied these multiples to the Company's financial results. All multiples for the Comparable Transactions were based on information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which such transactions occurred.


     Janney noted that: (i) the Enterprise Value of the Comparable Transactions as a multiple of LTM revenue ranged from 0.4x to 0.8x, with an adjusted average (adjusted to exclude the highest and lowest values before averaging) of 0.7x; applying these multiples to the Company's LTM revenue of $237.1 million results in low, high and adjusted. average per share values of $3.86, $14.54 and $10.70, respectively; (ii) the Enterprise Value of the Comparable Transactions as a multiple of LTM EBITDA ranged from 3.6x to 7.8x, with an adjusted average of 5.7x; applying these multiples to the Company's LTM EBITDA of $33.4 million results in low, high and adjusted average per share values of $7.33, $20.34 and $13.85, respectively; (iii) the Equity Value of the Comparable Transactions as a multiple of LTM net income ranged from 5.7x to 170.1x (relating to an acquisition of a company without significant net income), with an adjusted average of 17.9x; applying the multiples to the Company's LTM net income of $9.6 million results in low, high and adjusted average per share values of $5.13, $153.09 and $16.09, respectively; and (iv) the Equity Values of the Comparable Transactions as a multiple of shareholders' equity ranged from 0.9x to 3.3x, with an adjusted average of 1.9x; applying these multiples to the Company's shareholders' equity of $77.9 million results in low, high and adjusted average per share values of $6.46, $23.87 and $13.46, respectively.


     Based on the foregoing comparisons, Janney noted that the $14.00 per share value of the consideration to be received by shareholders represented an Equity Value which, as a multiple of the Company's historical financial results and condition set forth above, was within the range of the Comparable Transactions and that this fact supported a determination that the consideration to be received in the Transaction was fair to the Company's shareholders from a financial point of view.

       Discounted Cash Flow Analysis

     Janney prepared a discounted cash flow analysis of the future unleveraged free cash flows that the Company's operations could be expected to generate during various periods using projections provided to Janney by the Company. Unleveraged free cash flows of the Company were projected over a period ending December 31, 2003. A terminal value was calculated utilizing an exit multiple between 4.5x and 6.5x projected EBITDA in 2003. Such terminal values were based upon a review of the trading characteristics of the common stock of selected publicly traded trucking companies. The estimated future unleveraged free cash flows and the terminal value were discounted to present values using a range of discount rates from between 6% and 14%. Janney arrived at such discount rates based on its judgement of the weighted average cost of capital of selected publicly traded trucking companies. After subtracting the present value of payments due to debtholders, Janney arrived at a range of estimated per share values for the Shares of between $7.22 and $24.04. Based on a midpoint exit multiple of 5.5x EBITDA in the year 2003, and a midpoint discount rate of 10%, this analysis produced a midpoint per share value of $14.50 for the Shares.

     Based on the foregoing analysis, Janney noted that the $14.00 per share value of the consideration to be received by shareholders represented an Equity Value which was within the valuation range of the Discounted Cash Flow Analysis, and that this fact supported a determination that the consideration to be received in the Transaction was fair to the Company's shareholders from a financial point of view.

       Market and Economic Factors

     In rendering its opinion, Janney considered, among other factors, the condition of the U.S. stock markets and the current level of economic activity, particularly in the trucking industry. No company used in the analysis of certain other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisitions summarized above are identical to the Company or the Transaction. In addition, Janney believes that both the analysis of certain other publicly traded companies and the analysis of selected mergers and acquisitions are not simply mathematical. Rather, such analyses must take into account differences in the financial and operating characteristics of these companies and other factors, such as general economic conditions, conditions in the markets in which such companies compete and strategies and operating plans for such companies, that could affect the public trading value and acquisition value of these companies.

     In arriving at its opinion, Janney did not ascribe a specific range of values to the Company, but made its determination as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Company in the Transaction on the basis of a variety of financial and comparative analyses, including those described above. The summary of analyses performed by Janney as set forth above does not purport to be a complete description of the analyses underlying Janney's opinion. The presentation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial or summary description. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of the business or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In arriving at its opinion, Janney made qualitative judgements as to the significance and relevance of each analysis and factor considered by it. Accordingly, Janney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion.

     Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes. The Board retained Janney to act as its financial advisor based on Janney's qualifications, reputation and experience. Pursuant to the terms of Janney's engagement, the fee payable to Janney upon consummation of the Transaction will be equal to 0.3% of the total value of the Transaction, or approximately $600,000. In addition, the Company has agreed to reimburse Janney for its reasonable out-of-pocket expenses and to indemnify Janney for certain costs, expenses and liabilities related to or arising out of Janney's rendering of services under its engagement as financial advisor, or to contribute to payments Janney may be required to make in respect thereof.

       Certain Projections

     The Company does not as a matter of policy make public forecasts or projections as to future performance or earnings. However, in the course of discussions with Parent, the Company prepared projections of its anticipated future operating performance for the four calendar years ending December 31, 2002. Certain of these projections are summarized below.


     Such projections were prepared assuming that the sale had not occurred and upon estimates and assumptions (including with respect to industry performance, general economic and business conditions, taxes and other matters) that inherently are subject to material uncertainties and risk, all of which are difficult to quantify and many of which are beyond the control of the Company. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Parent. The Company's internal operating projections are, in general, prepared solely for internal use in connection with capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations. Certain assumptions on which the projections were based related to the achievement of strategic goals, objectives and targets over the applicable periods that are more favorable than historical results. There can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections. The inclusion of the projections should not be regarded as an indication that the Company, or any other person who received such information, considers it an accurate prediction of future events. The Company does not intend to update, revise or correct such projections if they become inaccurate (even in the short term).


     The projections below constitute forward looking statements and involve numerous risks and uncertainties. The Company's actual results may differ significantly from those discussed herein. Factors that might cause such a difference include, but are not limited to, the effect of changing economic or business conditions and the impact of competition and other factors.

     Set forth below is a summary of the projections for the four calendar years ended December 31, 2002:

                          PROJECTED INCOME STATEMENTS
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                   PROJECTED FOR THE YEAR ENDING DECEMBER 31,
                                  --------------------------------------------
                                    1999        2000        2001        2002
                                  --------    --------    --------    --------
Operating Revenues..............  $278,297    $320,042    $368,048    $423,255
Operating Income................    23,509      28,804      33,124      38,093
Income Before Taxes.............    20,521      25,151      28,924      33,263
Net Income......................    12,415      15,217      17,499      20,124
                                  --------    --------    --------    --------
Earnings Per Share..............  $   1.15    $   1.41    $   1.62    $   1.86

     Material assumptions on which the projections were based include the following:

          (i) Revenue growth is based upon an estimated 23.1% growth rate from 1998 to 1999, with a projected 15.0% growth rate thereafter. The Company believes that revenue growth will come from (a) additional business from existing customers, (b) new business from new customers in the Company's current primary markets, (c) additional business in geographical regions in which the Company has during 1998 either opened or significantly expanded a terminal and (d) investment and expansion into new regions and lanes.

          (ii) Operating expense growth is based upon projected revenue growth and an assumption that the Company's operating ratio will decrease from 92.6% in 1998 to 91.6% in 1999 and 91.0% thereafter. Selected cost trends underlying the assumed reduction in operating ratio include the following:

             (a) Salaries, wages and benefits are projected to increase from 50.5% of revenue in 1998 to 52.6% of revenue in 1999, then decrease to 51.0% of revenue in 2000 through 2002. The increase in 1999 is due in large part to the increased use of salaried drivers, a trend which began in late 1998, and an increase in late 1998 in the Company's non-driver employees. Further, to attract and retain experienced drivers, the Company increased the start rates for certain drivers in 1998. Going forward, the Company expects a stabilization in both the non-driver headcount and in the mix of Company drivers versus owner-operators. Taken with the projected increase in revenues, this stabilization and shift in driver mix is projected to result in a reduction from 1999 in salaries, wages, and benefits as a percentage of revenue for the years 2000 through 2002.

             (b) Supplies and other expenses are projected to decrease from 17.4% of revenue in 1998 to 15.8% of revenue in 1999, then increase to 16.5% of revenue in 2000 through 2002. The decrease in 1999 is due in part to historically low fuel prices, and to the Company increasingly owning, rather than leasing, equipment and terminals. In addition, a portion of this expense item is fixed cost in nature, so it declines as a percentage of revenue as revenue increases. The projection of 16.5% for the years 2000 through 2002 reflects various factors, including an anticipated increase in the cost of fuel from historical lows as a percentage of revenue.

             (c) Purchased transportation is projected to decrease from 12.0% of revenue in 1998 to 10.1% of revenue in 1999, then increase to 11.0% of revenue in 2000 through 2002. The trend in decreasing purchased transportation for 1999 relates to the trend in decreasing independent contractors and increasing salaried drivers. For the years 2000 through 2002, purchased transportation is projected consistent with the Company's anticipated mix between salaried drivers, independent contractors and third-party purchased transportation, all as a percentage of revenue.

             (d) Depreciation and amortization are projected to increase to 6.7% of revenue in 1999 from 6.5% of revenue in 1998, then decrease to 6.5% of revenue in 2000 through 2002, based on projected equipment requirements and revenue growth.

             (e) Operating taxes and licenses are projected to increase from 4.6% of revenue in 1998 to 4.7% of revenue in 1999, then decrease to 4.4% of revenue in the years 2000 through 2002. The increase in 1999 reflects various vehicle fees and fuel taxes associated with the Company's increased use of Company owned vehicles beginning in late 1998. Projections for the years 2000 through 2002 are based on anticipated steady levels of driver and vehicle mix as a percentage of revenue growth.

             (f) Insurance and claims are projected to decrease from 1.8% of revenue in 1998 to 1.7% percent of revenue in 1999. The Company has historically had insurance costs and claims experience of under 1.8% of revenue. Going forward the Company may benefit from favorable premium levels provided by a new insurance provider as of April, 1998. Insurance costs and claims are projected at 1.7% of revenue for the years 2000 through 2002.

             (g) Interest expense is projected to increase from 0.6% of revenue in 1998 to 1.1% of revenue in 1999. The increase is largely due to increased percentages of owned equipment and higher working capital requirements. Interest expense is projected for the years 2000 through 2002 at 1.2% of revenue.

             (h) Income Taxes are projected at 39.5% of projected pre-tax income. The projected tax rate is based on current and anticipated experience.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of a letter agreement dated April 28, 1999 (the "Engagement Letter"), the Company retained Janney as its financial advisor in evaluating the terms of the Offer and the Merger and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger. A copy of Janney's opinion is attached to this Schedule 14D-9 as Exhibit 14 and incorporated herein by reference. The Company has agreed to pay Janney
(a) 0.3% of the total fair market value (at the time of closing) of the aggregate consideration paid or payable to the Company or the Company's shareholders in connection with an acquisition transaction with Parent, or (b) 0.5% of the total fair market value (at the time of closing) of the aggregate consideration paid or payable to the Company or the Company's shareholders in connection with an acquisition transaction with a company other than Parent.

     The Company has also agreed to reimburse Janney for reasonable out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify Janney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Janney's engagement.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) RECENT TRANSACTIONS. There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) INTENT WITH RESPECT TO SECURITIES. To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) NEGOTIATIONS. Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) TRANSACTIONS. Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex II is being furnished to the Company's shareholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     +Exhibit 1.   Agreement and Plan of Merger dated June 6, 1999, by and among the Company, Parent and Purchaser.

     +Exhibit 2.   Employment Agreement of Paul J. Karvois.

     +Exhibit 3.   Employment Agreement of Brian J. Fitzpatrick.

     +Exhibit 4.   Employment Agreement of Joseph A. Librizzi.

     +Exhibit 5.   Employment Agreement of Raymond M. Conlin.

     +Exhibit 6.   Amended and Restated Severance Agreement of Paul J. Karvois.

     +Exhibit 7.   Amended and Restated Severance Agreement of Brian J.
                   Fitzpatrick.

     +Exhibit 8.   Amended and Restated Severance Agreement of Joseph A.
                   Librizzi.

     +Exhibit 9.   Amended and Restated Severance Agreement of Raymond M.
                   Conlin.

     +Exhibit 10.  Tender and Voting Agreement among Parent, Purchaser and
                   Certain Shareholders of the Company.

     +Exhibit 11.  Confidentiality Agreement dated December 22, 1998, by and between the Company and Parent.


     +Exhibit 12.  Letter to Shareholders, dated June 9, 1999.*


     +Exhibit 13.  Press Release of the Company, dated June 7, 1999.


     +Exhibit 14.  Opinion of Janney Montgomery Scott, Inc. dated June 4, 1999.*

---------------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

+ Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:

                                                 /s/ Harry J. Muhlschlegel
                                            ------------------------------------
                                            Harry J. Muhlschlegel
                                            Chairman of the Board Chief
                                              Executive Officer

Dated: June 17, 1999

                                                                         ANNEX I

                            JANNEY MONTGOMERY SCOTT
                               INVESTMENT BANKING

June 4, 1999

Board of Directors
Jevic Transportation, Inc.
700 Creek Road
Delanco, NJ 08075

Dear Members of the Board:

     You have requested our opinion with respect to the fairness, from a financial point of view, to the shareholders of Jevic Transportation, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the Agreement and Plan of Merger (the "Agreement") dated June 6, 1999 by and among Yellow Corporation, JPF Acquisition Corp. (together, "Yellow") and the Company.

     Under the terms of the Agreement, Yellow will commence a tender offer (the "Tender Offer") to purchase all of the issued and outstanding common stock of the Company for $14.00 per share, in cash (the "Merger Consideration"), and after acceptance for payment of all shares tendered and not withdrawn in the Tender Offer, the Company would be merged with and into JPF Acquisition Corp. (the "Merger" and, together with the Tender Offer, the "Transaction") and the holders of all issued and outstanding shares of common stock not purchased pursuant to the Tender Offer, other than Yellow or its affiliates, would be entitled to receive the Merger Consideration, or such greater amount as may be paid in the Tender Offer. The terms and conditions of the Merger are more fully set forth in the Agreement.

     In reaching our opinion, we (i) reviewed selected financial and stock market data for the Company and certain other publicly traded companies; (ii) reviewed the recent trading history of the Company's common stock; (iii) reviewed the financial terms of certain recent business combinations; (iv) performed discounted cash flow analysis for the Company; (v) reviewed the terms of the Agreement and certain related documents in draft form; and (vi) performed such other analyses, and considered such other factors, as we deemed appropriate. In addition, we held discussions with the management of the Company regarding the Company's business, operating results, financial condition and prospects.

     In connection with our review, we have relied upon the accuracy and completeness of all information provided to us by the Company and its representatives, and we have not attempted to independently verify any such information. We have also relied upon the assessment of the management of the Company regarding the Company's business and prospects, and assumed that the budgets and financial projections of the Company were prepared by management on the basis of reasonable assumptions and reflected the best currently available estimates and good faith judgments of the future financial performance of the Company. We have also assumed that the final terms of the Agreement and certain related documents reviewed by us in draft form will not vary materially from the drafts reviewed by us. We have not made an independent evaluation or appraisal of the Company's assets and liabilities. Our opinion is necessarily based on financial, market, economic and other conditions as they exist and can be evaluated as of the date of this letter. We undertake no obligation to update this opinion to reflect any developments occurring after the date hereof.

     Janney Montgomery Scott Inc. ("Janney") is acting as financial advisor to the Company in connection with the Transaction and will receive customary fees in connection with, and upon completion of, the

Board of Directors
June 4, 1999
Page  2

Transaction. In addition, the Company has agreed to indemnify Janney against certain liabilities arising out of the rendering of this opinion. Janney is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate and other purposes.

     It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the Transaction and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares in the Tender Offer or as to how such shareholder should vote their shares in the Merger. This opinion may not be used for any other purpose, and may not be quoted or referred to, in whole or in part, without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission and any documents mailed to the Company's shareholders in connection with the Transaction.

     Based upon the foregoing, we are of the opinion, as of the date hereof, that the Merger Consideration to be received by the shareholders of the Company pursuant to the Agreement is fair to the shareholders of the Company from a financial point of view.

Very truly yours,

/S/ JANNEY MONTGOMERY SCOTT INC.

                                                                        ANNEX II

                           JEVIC TRANSPORTATION, INC.
                                 600 CREEK ROAD
                           DELANCO, NEW JERSEY 08075

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

     This Information Statement is being mailed on or about June 9, 1999 by Jevic Transportation, Inc., a New Jersey corporation (the "Company"), together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), to the holders of record of shares of Company Common Stock and Class A Common Stock, no par value, (the "Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Yellow Corporation, a Delaware corporation (the "Parent"), to the Board of Directors of the Company (the "Board of Directors" or the "Board").

     Pursuant to an Agreement and Plan of Merger, dated June 6, 1999 (the "Merger Agreement"), among the Company, the Parent and JPF Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), the Purchaser has commenced a tender offer (the "Offer") for all of the issued and outstanding Shares, at a price of $14.00 per Share, net to the seller in cash, and following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent. The Offer is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on July 7, 1999, at which time, if the Offer is not extended and all conditions to the Offer have not been satisfied or waived, Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer not withdrawn.

     The Merger Agreement provides that, promptly after the purchase of and payment for a majority in voting power of the outstanding Shares pursuant to the Offer, the Parent will be entitled to designate such number of directors as will give the Parent representation on the Board proportionate to its ownership interest in the Shares, rounded up to the next whole number. The Merger Agreement requires the Company to take all actions necessary (other than the calling of a shareholders meeting) to cause designees of the Parent (the "Parent Designees") to be elected to the Board under the circumstances described therein. This Information Statement is being mailed to shareholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and the Parent (the "Schedule 14D-1"). The exhibits to the

Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase, as well as on the World Wide Web site maintained by the SEC on the Internet at http://www.sec.gov.

     IN THE EVENT THAT THE PARENT OR THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY THE PARENT, THE PURCHASER OR THE COMPANY PRIOR TO THE ELECTION OR APPOINTMENT OF THE PARENT DESIGNEES, NEITHER THE PARENT NOR THE PURCHASER WILL HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PARENT DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and the Parent are located at 10990 Roe Avenue, P.O. Box 7563, Overland Park, Kansas 66211.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

GENERAL

     The Company has two classes of voting securities outstanding: Common Stock and Class A Common Stock. Each share of Common Stock entitles the holder thereof to one vote, and each share of Class A Common Stock entitles the holder thereof to two votes. As of June 4, 1999, 4,994,303 shares of Common Stock were issued and outstanding, 5,739,544 shares of Class A Common Stock were issued and outstanding and 1,564,056 shares of Common Stock were reserved for issuance upon the exercise of certain options outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of June 4, 1999 the beneficial ownership of Stock of each director, each executive officer, all directors and executive officers as a group, and each person known to the Company who owns more than 5% of the issued and outstanding Stock. Unless otherwise indicated, beneficial ownership is direct.

                                                              AMOUNT AND
                                                              NATURE OF
                                                              BENEFICIAL    PERCENT
            NAME AND ADDRESS OF BENEFICIAL OWNER              OWNERSHIP     OF CLASS
            ------------------------------------              ----------    --------
Bruce D. Burdick and George K. Reynolds, III................  1,345,631(1)   14.14%
Capital Guardian Trust Company..............................    593,500(2)   11.93%
333 South Hope Street, 55th Floor, Los Angeles, CA 90071
Dalton, Greiner, Hartman, Maher & Co........................    495,100(3)    9.95%
1100 Fifth Avenue South, Suite 301, Naples, FL 34102
The Hartford Mutual Funds and Wellington Management Company,
  LLP.......................................................    486,900(4)    9.78%
Putnam Investments, Inc.....................................    403,714(5)    8.11%
One Post Office Square, Boston, MA 02109
Harry J. Muhlschlegel.......................................  2,494,717(6)   33.39%
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Karen B. Muhlschlegel.......................................  2,494,852(6)   33.39%
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Gordon R. Bowker............................................     10,000          *
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Samuel H. Jones, Jr. .......................................     15,000          *
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Paul J. Karvois.............................................     28,433(7)       *
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Brian J. Fitzpatrick........................................     27,933(7)       *
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Joseph A. Librizzi..........................................        700(8)       *
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
Raymond M. Conlin...........................................      1,567          *
Jevic Transportation, Inc., 600 Creek Road, Delanco, New
  Jersey 08075
All directors and executive officers as a group (8
  persons)..................................................  5,073,202(9)   50.91%

---------------
 *  Less than 1%.

(1) Messrs. Burdick and Reynolds each own 1,000 shares of stock for their own account. The remaining 1,343,631 shares are held by Messrs. Burdick and Reynolds as trustees pursuant to trusts for the benefit of members of the Muhlschlegel family. Of such 1,343,631 shares, 749,975 are shares of Class A Common Stock, reflected on an as-converted basis. Each share of Class A Common Stock is convertible into one share of Common Stock and is entitled to two votes per share on all matters on which holders of Common Stock are entitled to vote. The address of Mr. Burdick is 148 Catherine Lane, Grass Valley, California 95945, and the address of Mr. Reynolds is Gordon, Feinblatt, Rothman, Hoffberger and Hollander, LLC, The Garrett Building, 233 East Redwood Street, Baltimore, Maryland 21202.

(2) Capital Guardian Trust Company is a bank, as defined in Section 3(a)(g) of the Securities Exchange Act of 1934, and is deemed to have beneficial ownership of these shares as a result of its serving as the investment manager of various institutional accounts. The information set forth herein is based on a Schedule 13G dated February 12, 1999 filed by Capital Guardian Trust Company with the SEC.

(3) Dalton, Greiner, Hartman, Maher & Co. is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. The company is deemed to have beneficial ownership of these shares which are owned of record by its investment advisory clients. The information set forth herein is based on a
    Schedule 13G dated February 1, 1999 filed by Dalton, Greiner, Hartman, Maher & Co. with the SEC.

(4) The Hartford Mutual Funds, P.O. Box 2999, Hartford, CT 06115, is an investment company registered with the Securities and Exchange Commission under Section 8 of the Investment Company Act and is deemed to have beneficial ownership of these shares which are owned by its Hartford Capital Appreciation Fund. Wellington Management Company, LLP, 75 State Street, Boston, MA 02109, is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, and is the sub-investment adviser of the Hartford Capital Appreciation Fund. Wellington Management Company, LLP is deemed to have beneficial ownership of these shares which are owned of record by its investment advisory clients. The information set forth herein is based on a
    Schedule 13G/A dated February 9, 1999 filed by The Hartford Mutual Funds and a Schedule 13G/A dated February 10, 1999 filed by Wellington Management Company, LLP with the SEC.

(5) Certain Putnam investment managers (together with their parent corporations, Putnam Investments, Inc. and Marsh & McLennan Companies, Inc.) are considered the beneficial owners of these shares which were acquired for investment purposes by such investment managers for certain of their advisory clients. The information set forth herein is based on a Schedule 13G/A dated January 26, 1998 filed by Putnam Investments, Inc. with the SEC.

(6) The shares owned by Mr. and Mrs. Muhlschlegel are shares of Class A Common Stock and are reflected on an as-converted basis. Shares of Class A Common Stock are entitled to two votes per share and vote with the Common Stock on all matters on which holders of Common Stock are entitled to vote. Each share of Class A Common Stock is convertible into one share of Common Stock.

(7) Includes 27,433 shares of Common Stock purchasable upon the exercise of stock options.

(8) These shares are held by Mr. Librizzi jointly with his wife.

(9) Includes 54,866 shares of Common Stock purchasable upon the exercise of stock options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's Directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 1998, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten-percent beneficial owners were complied with, except that Mr. Conlin filed his initial statement of beneficial ownership late and Mr. Bowker filed one form late relating to one transaction.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

                                                                                               TERM AS
                                                                                               DIRECTOR
NAME                                        AGE            POSITION WITH THE COMPANY           EXPIRES
----                                        ---            -------------------------           --------
Harry J. Muhlschlegel(1)..................  52     Chairman and Chief Executive Officer          2000
Karen B. Muhlschlegel.....................  52     Director                                      2002
Gordon R. Bowker(1)(2)....................  71     Director                                      2001
Samuel H. Jones, Jr.(1)(2)................  65     Director                                      2001
Paul J. Karvois...........................  44     President, Chief Operating Officer and        2002
                                                   Director
Brian J. Fitzpatrick......................  39     Senior Vice President and Chief Financial
                                                   Officer
Joseph A. Librizzi........................  50     Senior Vice President -- Marketing and
                                                   Sales
Raymond M. Conlin.........................  36     Senior Vice President -- Administration

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Harry J. Muhlschlegel has over 29 years of experience in the trucking industry. He co-founded Jevic along with his wife, Karen Muhlschlegel, in 1981 and has served as its Chairman of the Board and Chief Executive Officer since its inception. Until March 1997, he also served as the Company's President.

     Karen B. Muhlschlegel has over 29 years of experience in the trucking industry. She co-founded Jevic along with her husband, Harry Muhlschlegel, in 1981 and has served as a Vice President, Secretary and a director of the Company since its inception.

     Gordon R. Bowker joined the Company as a director upon completion of its October 1997 initial public offering. Mr. Bowker served in various positions with Ryder System, Inc. from 1964 to 1973, most recently as Group Vice President, a senior officer reporting directly to the President. Since 1973, Mr. Bowker has been the owner and President of Bowker, Brown & Co., a management consulting firm serving transportation related companies in the areas of truck renting and leasing, business appraisal and sales and divestitures. Mr. Bowker has served on the Arbitration Panel of the New York Stock Exchange since 1988, and has served on the Arbitration Board of the National Association of Securities Dealers since 1991.

     Samuel H. Jones, Jr. also joined the Company as a director upon completion of the October 1997 initial public offering. Since 1971, Mr. Jones has been the owner and President of S-J Transportation, Co., a company specializing in the transportation of industrial waste nationwide and in two Canadian provinces. Since 1991, he has been the owner and President of S-J Venture Capital Company. In addition, Mr. Jones currently serves as a director of MetaCreations, Inc. and Fulton Financial Corporation, as well as a number of privately-held organizations.

     Paul J. Karvois became Jevic's President and Chief Operating Officer in March 1997 and he was elected as a director in August 1997. He joined the Company in January 1992 as Director of Insurance. Later in 1992, he created the Company's risk management group and became Director of Risk Management. Mr. Karvois was promoted to the position of Senior Vice President -- Marketing and Sales in December 1993. Prior to joining the Company, Mr. Karvois had 21 years of marketing, sales and operations experience in the trucking industry, serving in a variety of positions with truckload and LTL carriers.

     Brian J. Fitzpatrick joined the Company in September 1993 as Senior Vice President -- Finance in order to create the Company's financial and administrative division. He was elected to the office of Chief Financial Officer in February 1995, in which capacity he is additionally responsible for developing overall financial strategies and technology systems for the Company. Prior to joining the Company, Mr. Fitzpatrick had 12 years of commercial banking experience.

     Joseph A. Librizzi joined Jevic in April 1997 as Senior Vice
President -- Marketing and Sales. Prior to joining the Company, Mr. Librizzi had more than 26 years of experience in Operations and Sales, holding executive positions in the LTL industry for both regional and national companies.

     Raymond M. Conlin was elected to the office of Senior Vice
President -- Administration in October 1998. Mr. Conlin joined the Company in June 1993 and Director of Insurance and later in that year assumed the role of Director of Risk Management. Mr. Conlin was promoted to the position of Vice President -- Administration in June 1995. Prior to joining the Company, Mr. Conlin had eight years of financial, sales and operations experience in the transportation industry.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     Upon payment by Purchaser for Shares pursuant to the Offer representing at least a majority of the votes entitled to be cast by all holders of Shares and from time to time thereafter so long as Purchaser and/or Parent (and/or their respective wholly-owned subsidiaries) continue to hold at least such number of Shares, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on the Company's Board (determined after giving effect to directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares outstanding (the "Parent Designees"). The Company shall, upon request of Parent, promptly take all actions necessary to cause the Parent Designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors. If the Parent Designees are so elected, prior to the Effective Time the Board shall always have at least one member who is neither an officer, director, stockholder or designee of Parent or any of its affiliates. The Company's obligation to appoint the Parent Designees to the Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Set forth below is certain information with respect to the initial Parent
Designees:

NAME AND                                               PRINCIPAL OCCUPATION OR EMPLOYMENT,
PRINCIPAL BUSINESS ADDRESS             AGE       MATERIAL POSITIONS HELD DURING THE PAST 5 YEARS
--------------------------             ---       -----------------------------------------------
A. Maurice Myers                       52     Chairman of Parent (since July 1996). President and
c/o Yellow Corporation                        Chief Executive Officer of Parent (since March 1996).
P.O. Box 7563                                 Formerly President and Chief Operating Officer America
10990 Roe Avenue                              West Airlines, Inc., Phoenix, AZ (January
Overland Park, KS 66211                       1994 - December 1995); President and Chief Executive
                                              Officer of Aloha Air Group, Inc., Honolulu, HI (August
                                              1983 - December 1993); Director of Hawaiian Electric
                                              Industries, Inc.
William F. Martin, Jr.                 51     Senior Vice President -- Legal/Corporate Secretary of
c/o Yellow Corporation                        Parent (since December 1993); Vice President and
P.O. Box 7563                                 Secretary of Parent (prior to December 1993); Vice
10990 Roe Avenue                              President and Secretary of Yellow Freight (prior to
Overland Park, KS 66211                       May 1992).
H.A. Trucksess, III                    49     Senior Vice President -- Finance and Chief Financial
c/o Yellow Corporation                        Officer of Parent (since June 1994) and Treasurer of
P.O. Box 7563                                 Parent (since December 1995); Vice President and Chief
10990 Roe Avenue                              Financial Officer of Preston Corporation (prior to
Overland Park, KS 66211                       June 1994).
Samuel A. Woodward                     49     Senior Vice President -- Operations and Planning of
c/o Yellow Corporation                        Parent (since July 1996); Senior Vice President and
P.O. Box 7563                                 Managing Officer of SH&E, a management consulting
10990 Roe Avenue                              business (prior to July 1996).
Overland Park, KS 66211

     To the Company's knowledge, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) beneficially owns any securities (or rights to acquire any securities) of the Company.

     The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding required to be disclosed under Item 401(f) of Regulation S-K promulgated by the Commission.

GENERAL INFORMATION ABOUT BOARD OF DIRECTORS

     During the year ended December 31, 1998, the Board of Directors held six meetings. During that period each Director attended at least than 75% of the aggregate of the total number of meetings of the Board of Directors and committees of the Board of Directors on which he or she served.

     The Company's Board of Directors has an Audit Committee and a Compensation Committee, but does not have a standing nominating committee. The Audit Committee makes recommendations to the Board regarding the annual selection of independent public accountants, audits annually the Company's books and records, and reviews recommendations made by the accounting firm as a result of their audit. The Audit Committee also periodically reviews the activities of the Company's audit staff and the adequacy of the Company's internal controls. During 1998, the Audit Committee held one meeting. The Compensation Committee is responsible for establishing the salaries of the executive officers of the Company, incentives and other forms of compensation and benefit plans and administering the Company's employee benefit plans. The Compensation Committee met three times in 1998.

     The Company pays each director who is not also an employee of the Company (an "outside director") an annual fee of $500 for each Board meeting and each committee meeting attended by such director in person. The Company will also reimburse directors for expenses incurred in connection with their activities as directors.

     The Company's 1997 Incentive Plan provides for the automatic grant of stock options to outside directors to purchase 12,500 shares of the Company's Common Stock upon their initial election by the shareholders as a director of the Company at a per share purchase price equal to the fair market price of the Common Stock on the date of grant. Of these options, 40% will vest on the second anniversary of the date of grant and 20% will vest on each of the three succeeding anniversaries. The options expire ten years after the date of grant or, if the director leaves the Company, the shorter of ten years after the date of grant or thirty days after the director leaves. In addition, upon each election of any outside director to the Board by the shareholders in or after the third year following such director's preceding election to the Board, a non-qualified option to purchase an additional 5,000 shares of the Company's Common Stock will be made to the director at an exercise price equal to the fair market price of the Common Stock on the date of grant, with vesting and expiration provisions identical to those noted above.

                             EXECUTIVE COMPENSATION

     The following table sets forth, with respect to services rendered during 1998, 1997 and 1996, the total compensation paid by the Company to the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus exceeded $100,000 during 1998 (the "named executive officers").

Except as disclosed in the Schedule 14D-9, the Company has no written employment agreements with any of the named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL            LONG-TERM
                                                 COMPENSATION        COMPENSATION
                                              -------------------    ------------
                                                                      SECURITIES      ALL OTHER
                                                                      UNDERLYING     COMPENSATION
    NAME AND PRINCIPAL POSITION       YEAR     SALARY      BONUS      OPTIONS(#)         (1)
    ---------------------------       ----    --------    -------    ------------    ------------
Harry J. Muhlschlegel...............  1998    $505,000         --           --         $28,394
  Chief Executive Officer and         1997    $514,712         --           --         $31,405
  Chairman of the Board               1996    $505,000         --           --         $32,139
Paul J. Karvois.....................  1998    $270,793         --           --         $11,202
  President and Chief Operating       1997    $233,755    $75,000       75,000         $11,652
     Officer
                                      1996    $123,077    $25,000           --         $11,499
Brian J. Fitzpatrick................  1998    $186,198         --           --         $ 8,828
  Senior Vice President and           1997    $179,362    $50,000       10,000         $ 9,345
  Chief Financial Officer             1996    $158,703    $25,000           --         $ 8,909
William F. English(2)...............  1998    $106,745         --           --         $ 6,671
  (Former) Senior Vice President --   1997    $152,905    $30,000       10,000         $ 7,349
  Operations                          1996    $140,400    $25,000           --         $ 7,268
Joseph A. Librizzi(3)...............  1998    $145,680         --       50,000         $ 1,350
  Senior Vice President -- Marketing  1997    $ 92,072    $30,000       10,000              --
     &
  Sales
Raymond M. Conlin(4)................  1998    $105,029         --       50,000         $ 1,493
  Senior Vice President --
  Administration

---------------
(1) Amounts include matching contributions made by the Company under the 401(k) Plan on behalf of the executives in the following amounts: Mr. Muhlschlegel, $1,000; Mr. Karvois, $1,250; Mr. Fitzpatrick, $1,000; Mr. Librizzi, $1,350;
    and Mr. Conlin, $1,493. The Company is a party to "split dollar" life insurance agreements with Messrs. Muhlschlegel, Karvois, Fitzpatrick and English under which the Company advances all or a portion of the premiums on permanent life insurance policies insuring the lives of the executives and owned by the executives. Upon termination of the executives' employment or the executives' death (or upon the second to die of Mr. and Mrs. Muhlschlegel in the case of Mr. Muhlschlegel's agreement), all premiums previously advanced by the Company under the policies are required to be repaid by the executive. The Company retains an interest in the policies' cash values and excess death benefits to secure the executives' repayment obligations. Accordingly, compensation amounts include the following amounts representing the value of the premium payments by the Company in a given year projected on an actuarial basis assuming that each executive retires at age 65 and the agreements are then terminated: Mr. Muhlschlegel, $27,394; Mr. Karvois, $9,952; Mr. Fitzpatrick, $7,828; and Mr. English, $6,671.

(2) Mr. English's employment with the Company terminated in September 1998.

(3) Mr. Librizzi was elected as an officer of the Company in March 1997.

(4) Mr. Conlin was elected as an officer of the Company in October 1998.

STOCK OPTIONS GRANTED TO CERTAIN EXECUTIVE OFFICERS DURING 1998

     Under the 1997 Incentive Plan, options to purchase Common Stock are available for grant to directors, officers and other key employees of the Company. The following table sets forth certain information regarding options for the purchase of Common Stock that were awarded to the named executive officers during 1998.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1998

                                                                                   POTENTIAL REALIZABLE GAIN
                                          % OF TOTAL                                AT ASSUMED ANNUAL RATES
                                            OPTIONS                                  OF STOCK APPRECIATION
                            SECURITIES    GRANTED TO     EXERCISE                       FOR OPTION TERMS
                            UNDERLYING     EMPLOYEES     OR BASE                      COMPOUNDED ANNUALLY
                             OPTIONS        IN LAST       PRICE      EXPIRATION    --------------------------
           NAME             GRANTED(#)    Fiscal Year     ($/SH)      DATE(1)          5%             10%
           ----             ----------    -----------    --------    ----------    -----------    -----------
Harry J. Muhlschlegel.....         --            --           --            --            --             --
Paul J. Karvois...........         --            --           --            --            --             --
Brian J. Fitzpatrick......         --            --           --            --            --             --
William F. English........         --            --           --            --            --             --
Joseph A. Librizzi........     50,000          45.5%      $6.875      10/23/08      $216,183       $547,849
Raymond M. Conlin.........     50,000          45.5%      $6.875      10/23/08      $216,183       $547,849

---------------
(1) The stock options were granted under the Company's 1997 Incentive Plan. The options vest with respect to 40% of the shares purchasable upon exercise of the option on the second anniversary of the date of grant (October 23, 1998) and will vest as to an additional 20% of the shares on each of the three succeeding anniversaries. The options expire ten years after the date of grant, subject to earlier termination upon the occurrence of certain events.

STOCK OPTIONS EXERCISED BY CERTAIN EXECUTIVE OFFICERS DURING 1998 AND HELD BY CERTAIN EXECUTIVE OFFICERS AT DECEMBER 31, 1998

     The following table sets forth certain information regarding options for the purchase of Common Stock that were exercised and/or held by the named executive officers:

                AGGREGATED OPTIONS EXERCISED IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                     NUMBER OF SECURITIES UNDERLYING        VALUE OF UNEXERCISED IN-THE-
                                     UNEXERCISED OPTIONS AT FY-END(#)        MONEY OPTIONS AT FY-END($)
                                     --------------------------------      ------------------------------
               NAME                  EXERCISABLE        UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
               ----                  -----------        -------------      -----------      -------------
Harry J. Muhlschlegel..............         0                    0               --                 --
Paul J. Karvois....................    27,433              184,731                0                  0
Brian J. Fitzpatrick...............    27,433              119,731                0                  0
William F. English.................         0                    0               --                 --
Joseph A. Librizzi.................         0               60,000               --            $50,000
Raymond M. Conlin..................         0               55,400               --            $55,400

SEVERANCE AGREEMENTS

     The Company entered into Severance Agreements with Paul J. Karvois, Brian
J. Fitzpatrick, Joseph A. Librizzi and Raymond M. Conlin (each, an "Executive"), each dated April 5, 1999, that provide certain benefits to the Executive if, following a "change of control" (as defined) (i) he is terminated by the Company without cause, (ii) he resigns for good reason, or (iii) he resigns more than six months following the change in control. In such circumstances, the Executive will be entitled to receive a lump sum payment equal to two times the sum of (a) the Executive's salary, at the greater of his salary immediately prior to the change of control or on the date of termination, plus (b) the Executive's bonus, at the greater of his target bonus for the year of his termination or the best actual bonus he received in the five previous years. The purchase of the Shares in the Offer and consummation of the Merger will be deemed a change of control under these agreements, requiring the payments set forth in the agreements to be paid by the Surviving Corporation. On June 6, 1999, each Executive entered into an Amended and Restated Severance Agreement with the Company and Parent which superseded and replaced the Severance Agreements, and which are described in the Company's Schedule 14D-9.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Harry J. Muhlschlegel, a member of the Compensation Committee, is the Chief Executive Officer of the Company.

                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Company consists of Harry Muhlschlegel, the Company's Chief Executive Officer, and Gordon R. Bowker and Samuel H. Jones, Jr., the Company's two outside directors. The Compensation Committee establishes the salaries of the executive officers of the Company, incentives and other forms of compensation and benefit plans and also administers the Company's 1994 Stock Option Plan and 1997 Incentive Plan.

     Jevic's compensation program is designed to attract and retain experienced executives and motivate them for both the short and long term. The executive compensation program is comprised of four elements: competitive base salary, benefits comparable to those shared by the general employee population, annual bonus, and long term incentives linked to corporate performance.

BASE SALARY

     Base salary for the Company's executive officers is determined by a combination of several factors, salary market rates, valuation of the individual executive officer's performance; performance of the company; and contribution to the corporation. The various factors considered in the base salary decisions are not formally weighted and the Committee uses subjective judgment in making its decisions.

ANNUAL BONUS

     The annual bonus rewards achievement of annual targets of both corporate and personal performance. Key performance measures are revenue growth, operating income growth and quality of service, as defined by on-time performance. Notwithstanding the Company's record revenues, operating income and net income in 1998, the Compensation Committee determined not to award the Company's executive officers any cash bonus in 1998 as the growth in operating income and net income did not compare favorably with the goals set forth in the Company's financial plan for 1998.

LONG TERM INCENTIVE COMPENSATION

     Jevic believes its executives should have a substantial stake in the risks and rewards of stockholders. Grants of stock options will be used to align management's interests with stockholders' interests and encourage long-term investment and interest in overall Company performance. The Company's 1997 Incentive Plan provides for the granting of stock options to eligible employees including executive officers.

     During 1998, the Compensation Committee approved the grant of stock options to one newly elected executive officer upon his being promoted and one other executive officer based on his record of service for the Company, as reflected elsewhere in this Proxy Statement under "Option Grants in Year Ended December 31, 1998."

CEO COMPENSATION

     In accordance with the compensation philosophy and process described above, the Compensation Committee has continued Mr. Muhlschlegel's base salary at $505,000. Mr. Muhlschlegel declined to be considered for an increase in his base salary. The Compensation Committee will annually review Mr. Muhlschlegel's compensation based upon the same criteria with respect to executive officer compensation generally.

LIMITS OF DEDUCTIBILITY OF COMPENSATION

     Section 162(m) of the Internal Revenue Code imposes a $1 million limit on the allowable tax deduction of compensation paid by a publicly-held corporation to its Chief Executive Officer and its other four most highly compensated executive officers employed at year-end, subject to certain pre-established objective performance-based exceptions. The Committee intends to take Section 162(m) into account when formulating its compensation policies for the Company's Chief Executive Officer and its other Executive Officers and to comply with
Section 162(m), if and where the Committee determines compliance to be practicable and in the best interests of the Company and its stockholders.

Harry J. Muhlschlegel
Gordon R. Bowker
Samuel H. Jones, Jr.

     The above report shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under such Acts.

                               PERFORMANCE GRAPH

     The following Stock Performance Chart compares the Company's cumulative total shareholder return on its Common Stock for the period from October 7, 1997 (the date the Common Stock commenced trading on the Nasdaq National Market) to December 31, 1998 (the date the Company's 1998 fiscal year ended), with the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's Small Cap Trucking Group Index. The comparison assumes $100 was invested on October 7, 1997 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.
[PERFORMANCE GRAPH]

                                                  JEVIC TRANSPORTATION            S&P 500 INDEX            S&P TRUCKERS-SMALL
                                                  --------------------            -------------            ------------------
'7 0ct 97'                                               100.00                      100.00                      100.00
'1997'                                                   107.50                       92.76                       88.93
'1998'                                                    52.50                      119.27                       98.02

                     CERTAIN TRANSACTIONS AND TRANSACTIONS

     The Company currently leases its primary maintenance facility in Willingboro, New Jersey from Harry and Karen Muhlschlegel. Rent expense on the property was $114,240 for 1998. On or prior to completion of the tender offer which is the subject of the Schedule 14D-9, the Company and the Muhlschlegels will amend this lease to provide that either party may terminate the lease on six months' notice to the other party.

     In April 1997, grantor annuity trusts for Harry and Karen Muhlschlegel borrowed a total of $438,065 from the Company. The loans were repaid in full on February 27, 1998. Interest for 1998 was $4,299.

     The Company considers the terms of its transactions with the Muhlschlegels to be at arms length, reasonably equivalent to terms it could obtain through negotiations with an unaffiliated third party during similar economic conditions.

                                          JEVIC TRANSPORTATION, INC.

June 9, 1999